UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 13, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On February 13, 2020, the Credit Suisse Earnings Release 4Q19 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2018 (Credit Suisse 2018 20-F) filed with the SEC on March 22, 2019, the Group’s financial report for the first quarter of 2019 (Credit Suisse Financial Report 1Q19), filed with the SEC on Form 6-K on May 3, 2019, the Group’s financial report for the second quarter of 2019 (Credit Suisse Financial Report 2Q19), filed with the SEC on Form 6-K on July 31, 2019, the Group’s financial report for the third quarter of 2019 (Credit Suisse Financial Report 3Q19), filed with the SEC on Form 6-K on October 30, 2019 and the Group’s earnings release for the fourth quarter of 2019 (Credit Suisse Earnings Release 4Q19), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and twelve months ended December 31, 2019. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2018 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and, until December 31, 2018, the Strategic Resolution Unit segments. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	4Q19	4Q18	4Q19	4Q18	2019	2018	2019	2018
Statements of operations (CHF million)
Net revenues	6,206	4,743	6,190	4,801	22,686	20,820	22,484	20,920
Total operating expenses	4,963	4,268	4,830	4,147	17,969	17,719	17,440	17,303
Income before taxes	1,097	416	1,214	595	4,393	2,856	4,720	3,372
Net income	727	171	853	255	3,095	1,722	3,425	2,011
Net income attributable to shareholders	728	175	852	259	3,081	1,729	3,419	2,024
Comparison of consolidated balance sheets
	Bank		Group
end of	4Q19	4Q18	4Q19	4Q18
Balance sheet statistics (CHF million)
Total assets	790,459	772,069	787,295	768,916
Total liabilities	743,696	726,075	743,581	724,897
Capitalization and indebtedness
	Bank		Group
end of	4Q19	4Q18	4Q19	4Q18
Capitalization and indebtedness (CHF million)
Due to banks	16,742	15,220	16,744	15,220
Customer deposits	384,950	365,263	383,783	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,641	24,623	27,533	24,623
Long-term debt	151,000	153,433	152,005	154,308
Other liabilities	163,363	167,536	163,516	166,821
Total liabilities	743,696	726,075	743,581	724,897
Total equity	46,763	45,994	43,714	44,019
Total capitalization and indebtedness	790,459	772,069	787,295	768,916

BIS capital metrics
	Bank		Group
end of	4Q19	4Q18	4Q19	4Q18
Capital and risk-weighted assets (CHF million)
CET1 capital	41,933	38,915	36,774	35,824
Tier 1 capital	54,024	48,231	49,791	46,040
Total eligible capital	57,271	52,431	53,038	50,239
Risk-weighted assets	290,843	286,081	290,463	284,582
Capital ratios (%)
CET1 ratio	14.4	13.6	12.7	12.6
Tier 1 ratio	18.6	16.9	17.1	16.2
Total capital ratio	19.7	18.3	18.3	17.7
Selected financial data – Bank
Condensed consolidated statements of operations
in	4Q19	4Q18	% change	2019	2018	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,376	5,516	(21)	20,180	19,623	3
Interest expense	(2,669)	(3,085)	(13)	(13,131)	(12,498)	5
Net interest income	1,707	2,431	(30)	7,049	7,125	(1)
Commissions and fees	2,834	2,832	0	11,071	11,742	(6)
Trading revenues	558	(955)	–	1,773	456	289
Other revenues	1,107	435	154	2,793	1,497	87
Net revenues	6,206	4,743	31	22,686	20,820	9
Provision for credit losses	146	59	147	324	245	32
Compensation and benefits	2,342	1,959	20	9,105	8,864	3
General and administrative expenses	2,297	1,897	21	7,588	7,068	7
Commission expenses	324	301	8	1,276	1,259	1
Restructuring expenses	–	111	–	–	528	–
Total other operating expenses	2,621	2,309	14	8,864	8,855	0
Total operating expenses	4,963	4,268	16	17,969	17,719	1
Income before taxes	1,097	416	164	4,393	2,856	54
Income tax expense	370	245	51	1,298	1,134	14
Net income	727	171	325	3,095	1,722	80
Net income/(loss) attributable to noncontrolling interests	(1)	(4)	(75)	14	(7)	–
Net income attributable to shareholders	728	175	316	3,081	1,729	78

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	4Q19	4Q18	% change
Assets (CHF million)
Cash and due from banks	101,044	99,314	2
Interest-bearing deposits with banks	673	1,074	(37)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	106,997	117,095	(9)
Securities received as collateral	40,219	41,696	(4)
Trading assets	153,895	133,859	15
Investment securities	1,004	1,477	(32)
Other investments	5,634	4,824	17
Net loans	304,025	292,875	4
Goodwill	3,960	4,056	(2)
Other intangible assets	291	219	33
Brokerage receivables	35,648	38,907	(8)
Other assets	37,069	36,673	1
Total assets	790,459	772,069	2
Liabilities and equity (CHF million)
Due to banks	16,742	15,220	10
Customer deposits	384,950	365,263	5
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,641	24,623	12
Obligation to return securities received as collateral	40,219	41,696	(4)
Trading liabilities	38,186	42,171	(9)
Short-term borrowings	28,869	22,419	29
Long-term debt	151,000	153,433	(2)
Brokerage payables	25,683	30,923	(17)
Other liabilities	30,406	30,327	0
Total liabilities	743,696	726,075	2
Total shareholder's equity	46,120	45,296	2
Noncontrolling interests	643	698	(8)
Total equity	46,763	45,994	2

Total liabilities and equity	790,459	772,069	2
BIS statistics (Basel III)
end of	4Q19	4Q18	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	41,933	38,915	8
Tier 1 capital	54,024	48,231	12
Total eligible capital	57,271	52,431	9
Capital ratios (%)
CET1 ratio	14.4	13.6	–
Tier 1 ratio	18.6	16.9	–
Total capital ratio	19.7	18.3	–

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 4Q19

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: February 13, 2020
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer